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                             July 18, 2022

       Kyle Floyd
       Chairman and Chief Executive Officer
       Vox Royalty Corp.
       66 Wellington Street West, Suite 5300
       Toronto, Ontario
       Canada M5K 1E6

                                                        Re: Vox Royalty Corp.
                                                            Form 40FR12B filed
June 27, 2022
                                                            File No. 001-41437

       Dear Mr. Floyd:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 40FR12B

       General

   1. Please provide us with a detailed legal analysis addressing whether your precious metal royalties and purchase
agreements could be characterized as securities under the U.S.
                                                        federal securities
laws. In responding to this comment, please address the different operating stages of the
underlying projects and the extent to which these agreements fund the development of such
projects. In this regard, disclosure indicates that these
                                                        agreements may involve
development stage projects, advanced development stage
                                                        projects, and operating
mines. Please also quantify the number of these agreements that fall into each such
operating stage category.
   2.                                                   Please provide us with
a detailed legal analysis regarding the company   s status as an
                                                        investment company
under the Investment Company Act of 1940.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Kyle Floyd
Vox Royalty Corp.
July 18, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.



                                                          Sincerely,
FirstName LastNameKyle Floyd
                                                          Division of
Corporation Finance
Comapany NameVox Royalty Corp.
                                                          Office of
International Corporate
July 18, 2022 Page 2                                      Finance
FirstName LastName